Exhibit 99.1

Liberty Media Corporation Agrees To Acquire Formula One

•                  Transaction price represents enterprise value for Formula One of $8.0b

•                  Chase Carey appointed as  Chairman; Bernie Ecclestone to remain CEO

•                  Initial sale of 18.7% minority stake in Formula One, with 100% sale subject to satisfaction of conditions

ENGLEWOOD, Colorado and LONDON, England.—(BUSINESS WIRE)— Liberty Media Corporation (“Liberty Media”) (Nasdaq: LSXMA, LSXMB, LSXMK, BATRA, BATRK, LMCA, LMCK) and CVC Capital Partners (“CVC”) announced today that Liberty Media has agreed to acquire Formula One, the iconic global motorsports business, from a consortium of sellers led by CVC.

Liberty Media owns interests in a broad range of media, communications and entertainment businesses.  Those interests are attributed to three tracking stock groups:  the Liberty SiriusXM Group, the Liberty Braves Group, and the Liberty Media Group.

The consideration comprises cash and newly issued shares in the Liberty Media Group tracking stock (LMCK) and a debt instrument exchangeable into shares of LMCK.  The transaction price represents an enterprise value for Formula One of $8.0 billion and an equity value of $4.4 billion(1).

The acquisition will be effected by Liberty Media acquiring 100% of the shares of Delta Topco, the parent company of Formula One (Delta Topco herein referred to as “Formula One”)(2).  The acquisition is subject to the satisfaction of certain conditions and is described in more detail below.

Concurrent with the execution of the agreement to effect the acquisition, Liberty Media has completed the acquisition of an 18.7% minority stake in Formula One for $746 million, funded entirely in cash (which is equal to $821 million in consideration less a $75 million discount to be repaid by Liberty Media to selling stockholders upon completion of the acquisition).  Prior to completion, CVC Funds will continue to be the controlling shareholder of Formula One.

After completion of the acquisition, Liberty Media will own Formula One and it will be attributed to the Liberty Media Group which will be renamed the Formula One Group.  The consortium of sellers led by CVC will own approximately 65%(1)(3) of the Formula One Group’s equity and will have board representation at Formula One to support Liberty Media in continuing to develop the full potential of the sport.   In addition, a CVC representative will be joining the Liberty Media Board of Directors.

Chase Carey has been appointed by Delta Topco and will serve as the new Chairman of Formula One, succeeding Peter Brabeck-Letmathe, who will remain on Formula One’s board as a non-executive director.  Bernie Ecclestone will remain Formula One’s CEO.

Greg Maffei, President and Chief Executive Officer of Liberty Media, said: “We are excited to become part of Formula One.  We think our long-term perspective and expertise with media and sports assets will allow us to be good stewards of Formula One and benefit fans, teams and our shareholders.  We look forward to working closely with Chase Carey and Bernie Ecclestone to support the next phase of growth for this hugely popular global sport.”

Chase Carey, Chairman of Formula One, said: “I am thrilled to take up the role of Chairman of Formula One and have the opportunity to work alongside Bernie Ecclestone, CVC, and the Liberty Media team.  I greatly admire Formula One as a unique global sports entertainment franchise attracting hundreds of millions of fans each season from all around the world.  I see great opportunity to help Formula One continue to develop and prosper for the benefit of the sport, fans, teams and investors alike.”

Bernie Ecclestone, Chief Executive Officer of Formula One, said: “I would like to welcome Liberty Media and Chase Carey to Formula One and I look forward to working with them.”

Donald Mackenzie, Co-Chairman of CVC, commented:  “We are delighted Chase Carey is joining Formula One as its new Chairman and that he will be working alongside Bernie Ecclestone.  Chase’s experience and knowledge of sport, media and entertainment is as good as it gets and we are very pleased to secure his services.  Bernie has been a wonderful CEO for us over the last 10 years.  There have been many successes and the occasional challenge but there has never been a dull moment and we have had a lot of fun.  The combined skills of Chase and Bernie mean that the successes should continue and we wish them well.  We would like to thank Peter Brabeck-Letmathe for his outstanding contribution during his tenure as Chairman.  His leadership has served the company well, and we are pleased that he will remain on the board as a non-executive director.”

In the acquisition the selling stockholders will receive a mix of consideration comprising: $1.1 billion in cash, 138 million newly issued shares of LMCK and a $351 million exchangeable debt instrument to be issued by Formula One and exchangeable into shares of LMCK.  Funding for the cash component of the acquisition is expected to come from cash on hand at the Liberty Media Group.  The newly issued LMCK shares will be subject to market co-ordination and lock-up agreements.

The Teams will be given the opportunity to participate in the investment in Formula One, and the detailed terms of that investment will be agreed in due course.  Certain teams have already expressed an interest in investing after completion of the acquisition.

The interest in Formula One already acquired by Liberty Media, and the remaining interest to be acquired upon the closing of the acquisition, along with $4.1 billion of existing Formula One debt (which will be non-recourse to Liberty Media) and $0.7 billion in Formula One cash, is being attributed to the Liberty Media Group tracking stock.

Upon completion of the acquisition, the Liberty Media Group will be renamed the Formula One Group and the ticker symbols for the Series A, Series B and Series C Liberty Media Group tracking stocks will be changed from LMC (A/B/K), respectively, to FWON (A/B/K), respectively.  Formula One will remain based in London.

The completion of the acquisition is subject to certain conditions, including the receipt of: (i) certain clearances and approvals by antitrust and competition law authorities in various countries, (ii) certain third-party consents and approvals, including that of the Fédération Internationale de l’Automobile, the governing body of Formula One, and (iii) the approval of Liberty Media’s stockholders of the issuance of LMCK shares in connection with the acquisition and the name change of the Liberty Media Group to the Formula One Group, and is expected to close by the first quarter of 2017.  Additional information regarding the acquisition and Formula One will be included in a proxy statement to be filed by Liberty Media with the Securities and Exchange Commission relating to the matters to be voted upon by Liberty Media’s stockholders described above.

Liberty Media’s President and CEO, Greg Maffei and Formula One’s Chairman, Chase Carey will host an investor conference call at 6:00pm ET / 4:00pm MT on Wednesday, September 7, 2016 to discuss the acquisition in more detail. The call can be accessed by dialing: (i) (844) 838-8043 (U.S. / Canada), (ii) (678) 509-7480 (International) or (iii) 0800-028-8438 (U.K.) at least 10 minutes prior to the start time.  The call will also be broadcast live across the internet and archived on Liberty Media’s website. Presentation materials to be used during the investor call have been posted to the Liberty Media website.  To access the webcast and the accompanying presentation materials go to http://www.libertymedia.com/events. An archive of the webcast will also be available on Liberty Media’s website for one year after appropriate filings have been made with the SEC.  Relevant images for media use will be posted to Liberty Media’s website under the “What’s New” section of the Liberty Media homepage.

Morgan Stanley is serving as exclusive financial advisor and Baker Botts LLP is serving as legal advisor to Liberty Media.  Goldman Sachs International is serving as exclusive financial advisor and Freshfields Bruckhaus Deringer and Weil, Gotshal & Manges are serving as legal advisers to Delta Topco.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the proposed acquisition of Formula One, the expected benefits of the transaction, other potential third party investments in Formula One, the renaming of the Liberty Media Group and the corresponding change in ticker symbols and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition of Formula One.  These forward looking statements speak only as of the date of this press release, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for risks and uncertainties related to Liberty Media’s business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of Liberty Media’s Series C Liberty Media common stock or any other series of its common stock.  Liberty Media stockholders and other investors are urged to read the proxy statement to be filed with the SEC because it will contain important information relating to the proposed acquisition of Formula One.  Copies of Liberty Media’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposals relating to the proposed acquisition of Formula One.  Information regarding the directors and executive officers of Liberty Media and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in a broad range of media, communications and entertainment businesses.  Those businesses are attributed to three tracking stock groups: the Liberty SiriusXM Group, the Liberty Braves Group and the Liberty Media Group.  The businesses and assets attributed to the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK) include our interest in SiriusXM.  The businesses and assets attributed to the Liberty Braves Group (Nasdaq: BATRA, BATRK) include our subsidiary Braves Holdings, LLC.  The businesses and assets attributed to the Liberty Media Group (Nasdaq: LMCA, LMCK) consist of all of Liberty Media Corporation’s businesses and assets other than those attributed to the Liberty SiriusXM Group and the Liberty Braves Group, including its interests in Live Nation Entertainment and Formula One, and minority equity investments in Time Warner Inc. and Viacom.

About CVC Capital Partners

CVC Capital Partners is one of the world’s leading private equity and investment advisory firms. Founded in 1981, CVC today has a network of 24 offices and over 400 employees throughout Europe, Asia and the US. To date, CVC has secured commitments of over US$85 billion in funds from a diverse and loyal investor base, completing over 300 investments in a wide range of industries and countries across the globe, with an aggregate enterprise purchase value of over US$250 billion.

For further information about CVC, please visit: www.cvc.com

Liberty Media Corporation

Courtnee Chun, 720-875-5420

CVC Capital Partners

Carsten Huwendiek, 44(0) 20 7420 4200

1)             Calculated at time of transaction announcement.

2)             Other than a nominal number of shares held by certain Formula One teams.

3)             65% based on the undiluted share count as of 7/31/2016 and is inclusive of the dilutive impact of the $351 million exchangeable debt instrument.